                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                          Robotic Vision Systems, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   771074 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 2 of 15 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   KELLOGG CAPITAL GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,888,200
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,888,200
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,888,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     BD
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 3 of 15 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   KELLOGG GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,888,200
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,888,200
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,888,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 4 of 15 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   CHARLES K. KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,888,200
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,888,200
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,888,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 5 of 15 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   LEE KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,888,200
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,888,200
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,888,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 6 of 15 Pages
----------------------------                             ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

(a)     Class of Securities: Common Stock, $.01 par value (the "Common Stock")

(b)     Issuer:              Robotic Vision Systems,  Inc. (the  "Issuer").  The
                             address of the principal  executive  offices of the
                             Issuer is 486 Amherst Street, Nashua, New Hampshire
                             03063.

Item 2.     Identity and Background.
            -----------------------

            (a-c and f) The persons  filing this  statement are Kellogg  Capital
Group, LLC ("Kellogg"),  a New York limited  liability  company,  Kellogg Group,
LLC, a New York limited  liability  company  ("Kellogg  Group"),  Mr. Charles K.
Kellogg,  a citizen of the  United  States of America  and Ms.  Lee  Kellogg,  a
citizen of the United  States of America.  Kellogg,  Kellogg  Group,  Charles K.
Kellogg and Lee Kellogg are each referred to herein  individually as a Reporting
Person and collectively as the Reporting Persons. The principal business address of Kellogg, Kellogg Group, Charles K. Kellogg and Lee Kellogg is 14 Wall Street,
27th Floor, New York, NY 10005.

            The principal  business of Kellogg is investing in  securities.  The principal  business of Kellogg Group is serving as the sole  interest  holder of
Kellogg. The name, business address,  present principal occupation or employment and  citizenship of each  executive  officer and executive  committee  member of
Kellogg is set forth on  Schedule A hereto.  Kellogg  Group has no  officers  or directors.

            The  principal  occupation  of  Charles  K.  Kellogg is serving as a controlling member of Kellogg Group and the Chief Executive Officer and a member of the Executive Committee of Kellogg.  The principal  occupation of Lee Kellogg is serving as the principal of Kellogg  Design Inc., an interior  designer.  Lee
Kellogg is also a controlling member of Kellogg Group.

            Each of Charles K.  Kellogg,  Lee Kellogg and Kellogg  Group is in a
position  to  directly  and  indirectly  determine  the  investment  and  voting decisions made by Kellogg.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Each of Charles K. Kellogg,  Lee Kellogg and Kellogg Group
disclaim  beneficial  ownership  of the  shares  of the  Issuer's  Common  Stock beneficially  owned by Kellogg except to the extent of their pecuniary  interest therein.

            (d) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during the last five  years,  been  convicted  in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 7 of 15 Pages
----------------------------                             ----------------------

            (e) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during  the last  five  years,  been  party to a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the shares of the Issuer's  Common
Stock  purchased by Kellogg and reported in this Schedule 13D (the  "Shares") is approximately  $650,345,  including brokerage commissions.  Purchases to date by
Kellogg of the Shares reported herein as beneficially  owned have been made from
Kellogg's working capital and any and all shares of the Issuer's Common Stock to be acquired in the future shall be effected with Kellogg's working capital.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Common Stock at prices that would make the purchase of additional  Common  Stock  desirable,  the  Reporting  Persons  may  endeavor to increase their position in the Issuer through,  among other things, the purchase of Common Stock on the open market or in private  transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Kellogg intends to review its investment in the Issuer on a continuing  basis and engage in  discussions  with the Issuer concerning its bankruptcy proceedings and future plans of the Issuer.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's financial  position  and  investment  strategy,  the price  levels of the Common
Stock,  conditions in the securities  markets and general  economic and industry conditions,  Kellogg may in the future  take such  actions  with  respect to its investment in the Issuer as it deems appropriate including,  without limitation, seeking Board representation,  making proposals to the Issuer concerning changes to its capital  structure and operations,  purchasing  additional  Common Stock, selling some or all of its Shares,  engaging in short  selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

            On  November  30,  2004,  Kellogg  delivered  a letter to the United
States Trustee for the District of New Hampshire, regarding In re Robotic Vision
Systems,  Inc., Chapter 11 Case No. 04-14151,  expressing its desire to serve on an Official  Committee of Equity Security  Holders should one be appointed.  The letter is attached hereto as Exhibit 3 and incorporated herein by reference.

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 8 of 15 Pages
----------------------------                             ----------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of the close of business on November 30, 2004, Kellogg may be deemed to own beneficially in the aggregate  2,888,200 Shares which  constitutes approximately  13.7% of the  outstanding  shares of the  Issuer's  Common  Stock
(based upon  21,008,125  shares of Common Stock  outstanding  as reported in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended June 30, 2004 and filed with the Securities and Exchange  Commission on August 13, 2004).  Kellogg
Group as the sole member of Kellogg may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially  owned by Kellogg.  Charles K. Kellogg and Lee  Kellogg,  by virtue of their status as  controlling  members of Kellogg
Group, may be deemed to own beneficially the shares of the Issuer's Common Stock beneficially  owned by  Kellogg  Group,  and  consequently  Kellogg.  Charles K.
Kellogg,  Lee Kellogg and Kellogg Group  disclaim  beneficial  ownership of such shares of the  Issuer's  Common  Stock  except to the extent of their  pecuniary interest therein.

            (b) Each of Charles K.  Kellogg,  Lee Kellogg and Kellogg  Group has
the sole power to vote and dispose of the Shares reported in this Schedule 13D.

            (c) Schedule B annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.     Joint Filing  Agreement by and among Kellogg  Capital  Group,
                   LLC,  Kellogg Group,  LLC, Charles K. Kellogg and Lee Kellogg
                   dated November 30, 2004.

            2.     Power of  Attorney  of each of  Charles  K.  Kellogg  and Lee
                   Kellogg.

            3.     Letter from Kellogg  Capital Group,  LLC to the United States
                   Trustee for the District of New Hampshire  dated November 30,
                   2004.

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 9 of 15 Pages
----------------------------                             ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004              KELLOGG CAPITAL GROUP, LLC

                                       By: /s/ Matthew Brand
                                           ---------------------
                                           Name: Matthew Brand
                                           Title: Managing Director

                                       KELLOGG GROUP, LLC

                                       By: /s/ Charles K. Kellogg
                                           --------------------------
                                           Name: Charles K. Kellogg
                                           Title: Managing Member

                                       /s/ Charles K. Kellogg
                                       --------------------------------
                                       CHARLES K. KELLOGG

                                       /s/ Lee Kellogg
                                       ----------------------------------------
                                       LEE KELLOGG

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 10 of 15 Pages
----------------------------                             ----------------------

                                   SCHEDULE A
                                   ----------

            The name and  present  principal  occupation  or  employment  of the executive officers and executive committee members of Kellogg Capital Group, LLC are set forth below. The business address of each such person is 14 Wall Street,
27th Floor,  New York,  NY 10005.  All such  persons are  citizens of the United
States of America.

NAME AND POSITION WITH                      PRESENT PRINCIPAL OCCUPATION
KELLOGG CAPITAL GROUP, LLC                  OR EMPLOYMENT

Charles K. Kellogg                          Chief Executive Officer
Chief Executive Officer                     Kellogg Capital Group, LLC
                                            and Executive Committee Member

Matthew Brand                               Executive Committee Member
Executive Committee Member                  Kellogg Capital Group, LLC

Mark Schalles                               Executive Committee Member
Executive Committee Member                  Kellogg Capital Group, LLC

Jeff Benton                                 Executive Committee Member
Executive Committee Member                  Kellogg Capital Group, LLC

Christopher Carey                           Executive Committee Member
Executive Committee Member                  Kellogg Capital Group, LLC

Greg Villany                                Executive Committee Member
Executive Committee Member                  Kellogg Capital Group, LLC

James Hyde                                  Executive Committee Member
Executive Committee Member                  Kellogg Capital Group, LLC

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 11 of 15 Pages
----------------------------                             ----------------------

                                   SCHEDULE B
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

   Shares of Common Stock              Price Per                   Date of
         Purchased                     Share($)                   Purchase
         ---------                     --------                   --------

                           KELLOGG CAPITAL GROUP, LLC
                           --------------------------
           25,000                       .1600                     11/22/04
           50,000                       .1500                     11/22/04
           40,000                       .2150                     11/22/04
        1,334,700                       .1557                     11/22/04
           95,000                       .2100                     11/22/04
           50,000                       .1800                     11/22/04
           15,000                       .2000                     11/23/04
          125,000                       .1923                     11/23/04
            4,500                       .2000                     11/24/04
           13,000                       .1979                     11/24/04
           25,000                       .2100                     11/24/04
           50,000                       .1974                     11/24/04
           29,500                       .2200                     11/26/04
           70,000                       .2500                     11/29/04
           16,500                       .2400                     11/29/04
           25,000                       .2550                     11/29/04
           20,000                       .2700                     11/29/04
          900,000                       .3362                     11/29/04

                               KELLOGG GROUP, LLC
                               ------------------
                                      None

                               CHARLES K. KELLOGG
                               ------------------
                                      None

                                   LEE KELLOGG
                                   -----------
                                      None

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 12 of 15 Pages
----------------------------                             ----------------------

                                  EXHIBIT INDEX
                                  -------------

       Exhibit                                                        Page
       -------                                                        ----

1.     Joint Filing Agreement by and among Kellogg Capital Group,      13
       LLC,  Kellogg  Group,  LLC,  Charles  K.  Kellogg  and Lee
       Kellogg dated November 30, 2004.

2.     Power of  Attorney  of each of Charles K.  Kellogg and Lee      14
       Kellogg.

3.     Letter  from  Kellogg  Capital  Group,  LLC to the  United      15
       States  Trustee for the District of New  Hampshire,  dated
       November 30, 2004.

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 13 of 15 Pages
----------------------------                             ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  November
30, 2004  (including  amendments  thereto)  with  respect to the Common Stock of
Robotic Vision  Systems,  Inc. This Joint Filing  Agreement shall be filed as an
Exhibit to such Statement.

Dated: November 30, 2004              KELLOGG CAPITAL GROUP, LLC

                                       By: /s/ Matthew Brand
                                           ---------------------
                                           Name: Matthew Brand
                                           Title: Managing Director

                                       KELLOGG GROUP, LLC

                                       By: /s/ Charles K. Kellogg
                                           --------------------------
                                           Name: Charles K. Kellogg
                                           Title: Managing Member

                                       /s/ Charles K. Kellogg
                                       --------------------------------
                                       CHARLES K. KELLOGG

                                       /s/ Lee Kellogg
                                       ----------------------------------------
                                       LEE KELLOGG

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 14 of 15 Pages
----------------------------                             ----------------------

                          POWER OF ATTORNEY OF EACH OF
                       CHARLES K. KELLOGG AND LEE KELLOGG

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS,  THAT CHARLES K. KELLOGG hereby appoints Matthew
Brand,  his true and lawful  attorney for him and in his name for the purpose of executing  on his  behalf  the  Statement  on  Schedule  13D  and/or 13G and any
amendments thereto in connection with his transactions in shares of common stock of Robotic  Vision  Systems,  Inc.  and causing  such forms to be filed with the
Securities and Exchange Commission and any nationally recognized stock exchange.
This Power of Attorney  shall remain in effect  until  revoked in writing by the undersigned.

IN WITNESS  WHEREOF,  the  undersigned has caused this instrument to be executed this 30th day of November, 2004.

CHARLES K. KELLOGG

/s/ Charles K. Kellogg
----------------------

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS,  THAT LEE KELLOGG hereby appoints Matthew Brand, her  true  and  lawful  attorney  for him and in her  name  for the  purpose  of executing  on her  behalf  the  Statement  on  Schedule  13D  and/or 13G and any
amendments thereto in connection with her transactions in shares of common stock of Robotic  Vision  Systems,  Inc.  and causing  such forms to be filed with the
Securities and Exchange Commission and any nationally recognized stock exchange.
This Power of Attorney  shall remain in effect  until  revoked in writing by the undersigned.

IN WITNESS  WHEREOF,  the  undersigned has caused this instrument to be executed this 30th day of November, 2004.

LEE KELLOGG

/s/ Lee Kellogg
---------------

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 15 of 15 Pages
----------------------------                             ----------------------

                                     KELLOGG
                               CAPITAL GROUP, LLC

November 30, 2004

Via Facsimile (603-666-7913) and U.S. Mail
------------------------------------------

Geraldine Karonis, Esq.
Office of the United States Trustee
66 Hanover Street, Suite 302
Manchester, New Hampshire 03101

                        Re:  In re Robotic Vision Systems, Inc.,
                             Chapter 11 Case No. 04-14151-JMD
                             -----------------------------------

Dear Ms. Karonis:

            Kellogg Capital Group, LLC ("Kellogg")  beneficially  owns 2,888,200 shares of the  publicly-traded  common  stock of Robotic  Vision  Systems,  Inc.
("RVSI"),  which filed a petition for relief under Chapter 11 of the  Bankruptcy
Code on November 19, 2004.

            Kellogg  recognizes that your office may now, or at some time in the future,  contemplate  the formation of an Official  Committee of Equity Security
Holders. Formation of such a committee would appear to be appropriate, given the statement in paragraph 23 of the affidavit of Pat V. Costa, RVSI's President and
CEO dated  November  21, 2004,  based on its  discussions  with its  consultant,
William Blair & Company, and other factors, that RVSI's Semiconductor  Equipment
Group  alone  may have a value  of up to $50  million.  Mr.  Costa  reports  (in paragraph 8 of his affidavit) that RVSI's  liabilities  approximate $51 million.
Thus RVSI appears to be solvent, as its Acuity Cimatrix division (which does not appear to be for sale) is quite profitable, and RVSI has other subsidiaries that are not even in  bankruptcy.  As further  noted in Mr.  Costa's  affidavit  "The
Debtors believe that the protections afforded by the chapter 11 will enable them to develop, implement and consummate a financial restructuring that will provide for the equitable treatment of all claims and interests,  and maximize the value of their assets for the benefit of creditors and equity security holders alike".

            Accordingly,  Kellogg  wants  your  office  to be  aware  that it is actively  monitoring  this  case and that it is  fully  prepared  to serve on an
Official Committee of Equity Security Holders.

            Thank you for your attention to this matter.

                                           Sincerely,

                                           /s/ Matthew Brand
                                           -----------------
                                           [Managing Director]